Consolidated Financial Statements of

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)

As at and for the years ended December 31, 2003 and 2002

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Forum Energy Corporation (formerly Tracer Petroleum Corporation) as at December 31, 2003 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2002 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated May 27, 2003.

(Signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada
May 21, 2004

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)

CONSOLIDATED BALANCE SHEETS

As at December 31

	2003	2002
ASSETS
Current assets
Cash	$27,077	$24,376
Accounts receivable	76,220	7,510
Prepaid expenses	22,927	519
Investments [note 8]	—	27,776

	126,224	60,181

Property, plant and equipment [note 4]	8,982,789	10,613

	$9,109,013	$70,794

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Accounts payable and accrued liabilities [note 7]	$409,538	$194,647
Short-term loans [note 7]	—	83,652
Convertible loan [note 6]	—	368,984

	409,538	647,283

Long-term debt [note 5]	6,881,989	—
Non-controlling interest	8,533	—

	6,890,522	—

	7,300,060	647,283

Shareholders’ Equity (Deficiency)
Share capital [note 6]	7,239,109	4,001,710
Contributed surplus	526,167	—
Equity component of convertible loan [note 6]	—	21,994
Deficit	(5,956,323)	(4,600,193)

	1,808,953	(576,489)

	$9,109,013	$70,794

Going concern [note 1]
Commitments and contingencies [note 9]
Subsequent events [note 13]

See Accompanying Notes to the Consolidated Financial Statements

ON BEHALF OF THE BOARD:

_________“David Robinson”_________	_________“David Thompson”_________
Director	Director

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended December 31

	2003	2002
EXPENSES
General and administration [note 7]	$1,098,703	$784,949
Depreciation	173,658	22,065
Accretion on long-term debt [note 5]	153,679	—
Foreign exchange gain	(39,620)	(2,114)
Interest expense (income)	11,177	(13,953)

	1,397,597	790,947
OTHER EXPENSES
Loss on sale of investments [note 8]	—	42,000
Loss on sale of furniture and fixtures	—	9,967
Write down of investments [note 8]	—	215,362

	—	267,329
LOSS BEFORE NON-CONTROLLING INTEREST	1,397,597	1,058,276
Non-controlling interest	(41,467)	—

NET LOSS FOR THE YEAR	1,356,130	1,058,276
Deficit, beginning of the year	4,600,193	3,541,917

Deficit, end of the year	$5,956,323	$4,600,193

Net loss per common share
- Basic and diluted [note 6]	$0.01	$0.10

See Accompanying Notes to the Consolidated Financial Statements

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

	2003	2002
Cash provided by (used in)
OPERATING ACTIVITIES
Net loss for the year	$(1,356,130)	$(1,058,276)
Non-cash items included in loss
Depreciation	173,658	189,055
Non-controlling interest	(41,467)	—
Write down of investments	—	48,372
Accretion on long-term debt	153,679	—
Loss on sale of investments and furniture and fixtures	—	51,967
Stock-based compensation	526,167	52,995
Unrealized foreign exchange gain	(37,112)	—

	(581,205)	(715,887)
Changes in working capital related to operating activities
Accounts receivable	11,552	20,150
Prepaid expenses	(19,935)	(519)
Accounts payable and accrued liabilities	107,183	(61,364)

	(482,405)	(757,620)

INVESTING ACTIVITIES
Additions to properties, plant and equipment, net	(2,103,347)	(1,638)
Net cash paid on business combination [note 3]	(94,559)	—
Proceeds on sale of investments	27,776	643,326
Investments	—	(154,064)

	(2,170,130)	487,624

FINANCING ACTIVITIES
Short-term loans	(83,652)	83,652
Convertible loans	—	20,979
Issuance of share capital, net of costs [note 6]	2,738,888	180,370

	2,655,236	285,001

Net increase in cash	2,701	15,005
Cash – beginning of the year	24,376	9,371

Cash – end of the year	$27,077	$24,376

Interest paid	$899	$—

Taxes paid	$—	$—

See Accompanying Notes to the Consolidated Financial Statements

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002

1.	GOING CONCERN

Forum Energy Corporation (the “Corporation”) is uncorporated under the laws of Alberta and is engaged primarily in the business of exploration and development of oil and gas reserves and the pursuit of other energy related opportunities. The exploration and development of oil and gas reserves involves significant financial risks. The success of the Corporation is dependent upon its ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas and other factors beyond the Corporation’s control.

These consolidated financial statements have been prepared by management on the basis of accounting principles applicable to a going concern. Management believes the going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate. The Corporation has experienced significant operating losses and cash outflows from operations in the years ended December 31, 2003 and 2002, has a $283,314 working capital deficiency at December 31, 2003 and has no producing properties. The Corporation’s ability to continue as a going concern is dependent on achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

If the going concern assumption were not appropriate for these consolidated financial statements adjustments might be necessary to the carrying values of assets and liabilities and the balance sheet classifications used.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates relate to determining the recoverability of the Corporation’s property, plant and equipment. While it is the opinion of management that these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below, actual results could differ from the estimates made.

(a)	Basis of preparation

These financial statements include the accounts of the Corporation and its subsidiaries, Tracer Petroleum International (“TPI”); TEPCO Ltd. (“TEPCO”) and Forum Exploration Inc. (“FEI”).

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Properties, plant and equipment

The Corporation follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in country-by-country cost centres. Such costs include land acquisition costs, geological and geophysical costs, costs of drilling both productive and non-productive wells, interest costs on major development projects and overhead charges directly related to acquisition, exploration and development activities.

The costs (including exploratory dry holes) in costs centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are periodically assessed to determine whether it is likely such costs will be recovered in the future. To the extent there are costs, which are not likely to be recovered in the future, they are written-off.

The costs in cost centres from which there will be production will be depleted and depreciated on the unit of production method based on the estimated proved reserves after royalties. Oil and natural gas reserves and production will be converted into equivalent units based upon their estimated relative energy content. Costs of acquiring and evaluating significant unproved properties are excluded from the depletion calculations. These unproved properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

Oil and natural gas properties are subject to a ceiling test for each cost centre and in each reporting period to determine that the costs of each cost centre are recoverable and do not exceed their estimated future net revenues. Future net revenues are estimated based upon the production of proved reserves at period end prices plus the costs of unproved properties net of impairment allowances, future capital costs, administrative, financing, future removal and site restoration costs and income taxes. If the carrying value of the oil and natural gas properties exceed the estimated future net revenues, a write down is recorded.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized unless such a sale would alter the depletion rate by more than 20%.

Substantially all of the Corporation’s exploration, development and production activities are conducted jointly with others and accordingly these financial statements reflect only the Corporation’s proportionate interest in such activities.

The Corporation’s drilling equipment and well logging equipment are recorded at cost upon acquisition and depreciated on a straight-line basis over five years.

The Corporation depreciates its office furniture and fixtures, and transportation equipment at the rate of 30% per annum utilizing the declining balance method. It provides for a full year’s amortization of these assets in the year of acquisition.

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Future removal and site restoration costs - oil and gas properties

Estimated future removal and site restoration costs are provided for using the unit-of-production method based upon estimated gross proven reserves.

(d)	Foreign currency translation

The accounts of the Corporation’s integrated subsidiary have been translated into Canadian dollars on the following basis:

Monetary assets and liabilities at the exchange rate at year-end. Non-monetary assets and liabilities at historical exchange rates. Exchange gains and losses are credited or charged to income in the year incurred.

(e)	Stock option plan

The Corporation has a fixed price stock option plan. No compensation expense is recognized when stock options are issued to or exercised by employees, officers, or directors. Any consideration paid on exercise of stock options by employees, officers, or directors is credited to share capital. Effective January 1, 2002 the Corporation adopted the new Canadian accounting standard for stock-based compensation and other stock-based payments. The standard requires that the Corporation provide pro-forma earnings and pro-forma earnings per share for employee stock option granted, as if the fair value method of accounting for stock-based compensation had been used. The fair value of any stock option grants to non-employees is charged to income during the year. During the year $34,999 was charged to income as a result of the issuance of stock options to non-employees. 6,900,000 options were granted to employees during the year ended December 31, 2003.

(f)	Income taxes

The Corporation follows the liability method to account for income taxes. Under this method, future tax assets and liabilities are determined based on the differences between the carrying value and the tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

(g)	Investments

Investments consist of equity securities held for sale and are accounted for using the cost method of accounting. The securities are recorded at cost unless there has been a loss in value that is other than a temporary decline, at which time the investment is written down to market value.

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002

3.	BUSINESS COMBINATION

On March 11, 2003, the Corporation entered into an agreement to acquire a right to purchase 66?% of the issued and outstanding shares of FEI, a Philippine Corporation that has rights to develop two properties located in the Philippines. The Corporation completed this transaction on July 18, 2003 and co-terminously the Corporation exercised its right to acquire 66?% of FEI. The consideration rendered was the issuance of 100,000,000 common shares of the Corporation at an adjusted price of $0.001 per share. The adjusted price per share was determined by management based upon the vendors’ cost of the right to purchase, which approximated $100,000, as management believes there was not a sufficiently active and liquid market for the Corporation’s shares to support their use. In addition, the Corporation undertook to procure funding in the form of an on-demand bridge loan to fund the working capital needs of FEI from November 1, 2002 until the completion of the acquisition, which amounted to approximately US$500,000. The Corporation also agreed to fund FEI’s required property work commitments and overhead for 2003 and 2004 [see Note 9].

The acquisition has been accounted for using the purchase method whereby the assets and liabilities were recorded at their fair market values as at the effective date and the operating results have been included in these consolidated financial statements from the date of acquisition as tabled below:

Net Assets Acquired:
Current assets (including cash $20,203)	$102,938
Property, plant and equipment	7,042,487
Current liabilities	(107,708)
Long-term debt	(6,772,955)
Non-controlling interest	(50,000)

$214,762

Consideration Rendered:
Issuance of 100,000,000 common shares	$100,000
Transaction costs	114,762

$214,762

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002

4.	PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	Depreciation	value
December 31, 2003
Philippine Based Assets:
Oil and gas exploration and other costs:
Drilling equipment	$919,309	$119,684	$799,625
Well logging equipment and other costs	122,908	36,873	86,035
Deferred exploration costs	8,065,449	—	8,065,449

	9,107,666	156,557	8,951,109
Office furniture and fixtures	108,435	81,508	26,927
Transportation equipment	5,532	779	4,753

	$9,221,633	$238,844	$8,982,789

December 31, 2002

Office furniture and fixtures	$75,799	$65,186	$10,613

Deferred exploration costs incurred prior to the start of commercial operations, net of incidental income. These costs include acquisition costs, direct exploration and development costs and an appropriate portion of related overhead expenditures, and exclude general overhead or administrative expenditures not specifically identified with a particular area of interest. Total overhead costs capitalized during the year ended December 31, 2003 totaled $435,546.

5.	LONG-TERM DEBT

Long-term debt is non-interest bearing, non-recourse, unsecured and relates to previous funding of the deferred exploration costs by its former parent company (Forum Pacific Inc.). The recovery of these advances is deferred until the Corporation commences to earn revenue out of production from its exploration of the SC40 Cebu and Manila Bay properties, and then repayment shall be at a rate of 50% of the income generated by FEI until fully repaid. The debt has been discounted to a fair market value and the face amount of the debt is P372,044,400 (CAN$9,446,483). The note is subject to accretion and an amount of $153,679 has been recognized at December 31, 2003.

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002

6.	SHARE CAPITAL

(a)	Authorized

Unlimited number of Common shares without par value; and Unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value

(b)	Issued Common Shares

	Number	Amount
Balance December 31, 2001	9,529,749	$3,714,691
Issued pursuant to exercise of stock options	981,590	180,370
Options issued for services	—	52,995

Balance December 31, 2002	10,511,339	3,948,056
Acquisition of rights to acquire 66 ?% interest of FEI [note 3]	100,000,000	100,000
Issued for cash pursuant to private placement [note (bi)]	21,538,295	2,792,758
Issued pursuant to exercise of stock options	697,831	103,201
Conversion of ROC Oil Loan [note a(ii)]	3,073,572	398,511
Cost of Offering	—	(571,319)

Balance December 31, 2003	135,821,037	$6,771,207

(i)	On April 2, 2003 the Corporation entered into a non-brokered Private Placement to sell 20,000,000 shares at US$0.10 each to raise US$2,000,000. On June 6, 2003 the offering was increased to 24,000,000 shares. On July 31, 2003 the Corporation initially closed the Offering at 19,438,295 shares subscribed and on August 25, 2003 a further 2,100,000 shares were subscribed for a total of 21,538,295 on September 24, 2003 respectively.

(ii)	On December 15, 2003 ROC Oil agreed to convert debt in the Corporation amounting to US$255,944 plus interest accrued to date of conversion of US$51,431. In consideration the Corporation issued a total of 3,073,572 shares at the conversion price of US$0.10 per share, $398,511.

(c)	Warrants

		$

Balance, December 31, 2001	3,299,994	47,900
Issued	18,978	5,754

Balance, December 31, 2002 [note b(i)]	3,318,972	53,654
Expired	(779,972)	—
Issued [note c (ii)]	5,700,000	414,248

Balance, December 31, 2003	8,239,000	467,902

(i)	Warrants previously issued totaling 2,539,000 at an exercise price between $0.25 and $0.90 due to expire on March 2, 2004 were further extended to expire on September 2, 2004. During the year ended December 31, 2003, the Corporation recorded compensation totaling $350,000 relating to the extension of the expiry date of these warrants.

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002

6.	SHARE CAPITAL (Continued)

(c)	Warrants (continued)

(ii)	In connection with the offering mentioned in note 6 (ai) above, the Corporation issued 5,700,000 purchase warrants which were recognized as an expense of the offering totaling $414,248.

(d)	Options

The Corporation has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of the Corporation’s stock on the date of the grant and an option’s maximum term is three years. The options vest immediately. At December 31, 2003 there were 7,639,790 stock options outstanding to purchase common shares at US$0.08 - US$0.43 per share. These options expire on various dates between January 17, 2004 and April 26, 2008.

		Weighted
	Number of	Average
	Options	Exercise
	Exercisable	Price/Share
Outstanding and exercisable December 31, 2001	1,732,121	$0.16
Granted	1,482,290	$0.26
Exercised	(981,590)	$0.18
Cancelled/Expired	(325,700)	$1.28

Outstanding and exercisable December 31, 2002	1,907,121	$0.22
Granted	6,900,000	$0.18
Exercised	(697,831)	$0.11
Cancelled/Expired	(469,500)	$0.18

Outstanding and exercisable December 31, 2003	7,639,790	$0.18

The following table summarizes stock options outstanding and exercisable at December 31, 2003:

		Weighted Average Remaining
Exercise Price	Number of Options	Life (in years)
$0.10	5,900,000	4
$0.14	53,200	1
$0.18	367,560	1
$0.19	50,000	1
$0.21	69,030	1
$0.41	200,000	1
$0.56	1,000,000	4

	7,639,790	4

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002

6.	SHARE CAPITAL (Continued)

(d)	Options (continued)

The following table provides pro forma measures of loss and loss per common share had stock options granted to employees, officers and directors in 2003 been recognized as compensation expense based on the estimated fair value of the options on the grant date.

	2003	2002
Loss for the year as reported	$1,356,130	$1,058,276
Compensation expense	765,897	250,188

Pro-forma loss for the year	$2,122,027	$1,308,464

Loss per common share as reported	$0.01	$0.10

Pro-forma loss per common share	$0.02	$0.13

The fair value of all options including those disclosed as pro forma compensation expense and warrants were estimated using a Black Scholes option-pricing model and based on the following assumptions:

2003
Dividend yield (%)	0.0
Expected stock price volatility (%)	185
Risk free interest rate (%)	4.9
Expected life of options (years)	1

At December 31, 2003, 15,878,790 shares of common stock were reserved including 7,639,790 shares reserved for issuance under stock option agreements and 8,239,000 reserved for issuance in conjunction with outstanding warrants.

Subsequent to December 31, 2003, 1,391,040 options were exercised and 937,500 further options were issued with an expiry of April 26, 2008 at an exercise of $0.32 (see note 13). A further 231,250 options expired unexercised.

(e)	Per share amounts

The loss per common share computations is based on the weighted average number of shares outstanding, which was 113.7 millions (2002 – 10.4million). Diluted earnings per share amounts are not recorded, as these amounts would be anti- dilutive.

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002

7.	RELATED PARTY TRANSACTIONS AND BALANCES

(a)	Management and consulting fees:

During the year ended December 31, 2003 general and administrative expenses included fees charged by directors, officers and/or companies controlled by them at what management believes are market rates under commercial terms totaling $261,117 (2002 - $190,578). Included in accounts payable and accrued liabilities at December 31, 2003, is $69,673 (December 31, 2002 - $46,373) owed to directors, officers and/or companies controlled by them.

(b)	At December 31, 2002 the Corporation owed short-term loans totaling $83,652 to companies controlled by directors and officers of the Corporation. These short loans were non-interest bearing, unsecured and with no specific repayment terms. These short-term loans were repaid in entirety during the year ended December 31, 2003.

8.	INVESTMENTS

(a)	Investment in joint venture:

During the year ended December 31, 2002 the Corporation entered in to a joint venture agreement to participate in a project in southwestern Turkmenistan and had advanced to the joint venture $154,064. As a result of political unrest the Corporation decided not to pursue the project and a write down totaling $154,064 was recorded during the year ended December 31, 2002.

(b)	Investment in Transmeridian Exploration Inc.

During the year ended December 31, 2002 the Corporation recorded a write down totaling $48,372 with respect to its investment in 1,500,000 common shares of Transmeridian Exploration Inc. as management had determined that the carrying value of this investment has become permanently impaired. During the year ended December 31, 2002 the Corporation had sold 1,350,000 common shares of Transmeridian Exploration Inc. for net proceeds totaling $643,326 and recorded a loss on disposal totaling $42,000. During the year ended December 31, 2003 the Corporation sold its remaining interest in Transmeridian Exploration Inc. consisting of 150,000 common shares for net proceeds totaling $27,776 resulting in no gain and no loss.

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002

9.	COMMITMENTS AND CONTINGENCIES

In 2002 the Corporation, assigned its office lease to a third party. The Corporation is liable for any defaults on payments by this party. The lease expires on May 31, 2004 and the maximum exposure if a default occurred is $16,954 for the remaining lease period from January 1, 2004 to May 31, 2004.

The Corporation must fulfill its commitment to fund 100% of the overheads of FEI plus the implementation of the work program agreed between FEI and the Department of Energy of the Philippines for calendar years 2003 and 2004. This work program for SC40 covers the drilling of another well in the first year plus two additional wells in the second year. Furthermore the Corporation has committed itself to commence development of the Libertad Gas Field. The budget for this development for 2004 for SC40 is approximately US$2 million.

10.	INCOME TAX LOSSES CARRIED FORWARD

The Corporation has incurred losses for Canadian income tax purposes in the amount of approximately $5,390,000, which, together with accumulated resource and equipment cost pools of approximately $1,190,031, may be carried forward to offset future taxable income. The benefit, if any, of these income tax losses and resource pool balances carried forward has not been reflected in the consolidated financial statements. The income tax losses carried forward expire as follows: 2006 - $1,960,000; 2007- $1,100,000; 2008 -$850,000; 2009 - $850,000; 2010 – $630,000.

The Corporation has incurred expenditures in various jurisdictions, which are subject to tax authority approval. Any future tax asset would be offset by a valuation allowance due to the uncertainty surrounding the future utilization of the tax pools by the Corporation.

11.	FINANCIAL INSTRUMENTS

(a)	Foreign currency exchange risk:

The Corporation is exposed to foreign currency fluctuations as many of the Corporations expenditures are in U.S. dollars and Philippine pesos.

(b)	Credit risk:

The Corporation’s accounts receivable are primarily customers in the oil and gas industry and government agencies and are subject to normal industry credit risks.

(c)	Fair value of financial instruments:

Financial instruments of the Corporation consist mainly of cash, accounts receivable, accounts payable and accrued liabilities, short-term loans, long-term debt and convertible loans. As at December 31, 2003, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values.

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002

12.	COMPARATIVE INFORMATION

Certain amounts for prior years have been reclassified to conform to the current year’s presentation.

13.	SUBSEQUENT EVENTS

(i)	During April 2004 two shareholders of the Corporation arranged to advance up to US$200,000 to FEI to assist with their working capital requirements. The advance is an interest free on demand note to be issued and guaranteed by the Corporation under its commitment to fund the working capital needs of FEI. The loans are short-term and expect to be repaid out of proceeds from the new funding as well as awarding the shareholders bonus shares equivalent to 20% of the amounts advanced.

(ii)	On April 7, 2004, the Corporation announced as part of its objective of diversifying sources of energy from oil and gas production, that the company has agreed the terms to acquire The Manguerra Mining and Development Corporation of Cebu, Philippines (Manguerra), subject to completion of formal due diligence and Department of Energy approval. The expected cost of this acquisition would be US$200,000.

(iii)	On April 22 2004, the Corporation announced that it had entered into an agreed with AIAK Group to raise $20 million for the development of the Corporation’s petroleum and coal assets. Under the proposed agreement the Corporation will transfer its existing petroleum assets as well as the potential coal mining assets in the Philippines into a new Special Purpose Vehicle (SPV). A valuation of these assets will then be undertaken by independent engineering firms. Based upon this valuation, clients of AIAK Swiss will then purchase a minority interest in the SPV in exchange for US$20 million. It is intended that the SPV will be listed on a stock exchange.

(iv)	On May 6, 2004 the Corporation announced that it has entered into an agreement with Energy Services Group (ESG) Dubai, for the ongoing management and oversight of the Corporation’s exploration and development efforts. ESG has prepared the 2004 Work Programme and Budget for the Corporation’s operating subsidiary, FEI. The budget is for a total of US$4.36 million, and includes the further exploration and development of the Corporation’s Cebu Island contract (SC40) as well as Manila Bay (SC43), and specifically includes the development of the newly discovered Maya Field and the Libertad Gas Field. The majority of the 2004 Work Programme and Budget will be covered through the US$20 million financing that is being arranged through AIAK Swiss in Kuala Lumpur, which was announced in a press release of April 22nd 2004.

(v)	In May 2004 the members of the Board of Directors sold 975,000 of their $0.08 options, which were then exercised by a third party to raise additional working capital for the Corporation. In recognition, the Corporation has issued an additional 975,000 new options with a price of $0.32 per share.

BC FORM 51 – 901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:	___	Schedule A

	X	Schedules B & C

ISSUER DETAILS	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
NAME OF ISSUER
	December 31, 2003	2004/05/19
Forum Energy Corporation

ISSUER ADDRESS
700-2nd St. S. W., Suite 1400

CITY	PROVINCE	POSTAL CODE	ISSUERS FAX NO.	ISSUER TELEPHONE NO.
Calgary	Alberta	T2P 4V5	403-398-1382	403-290-1676

CONTACT NAME			CONTACT POSITION	CONTACT TELEPHONE
NO.
David Thompson			Chief Financial Officer	403-290-1676
CONTACT EMAIL ADDRESS			WEB SITE ADDRESS
dmt@forumenergy.com			www.forumenergy.com

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
“David R. Robinson”	David Russell Robinson	May 19th 2004

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
“David Thompson”	David Michael Thompson	May 19th 2004

SCHEDULE B

1.	a) General and administrative:

2003
$
Engineering and geological consulting	4,193
Foreign exchange loss (gain)	(39,620)
Interest and bank charges	187,367
Investor relations	112,374
Shareholder information	53,041
Management fees	150,917
Office and miscellaneous	18,267
Professional fees	268,476
Compensation expense	218,090
Travel	33,025

1,006,130

Notes:

The majority of the engineering and geological work was performed in the Philippines Company who are permitted to capitalize these costs and recover them against future production. Interest charges on the convertible debt which was converted in December 2003 and accretion of the long-term debt. The Company relies on outside consulting support as required. Compensation expenses recognize the cost element of issuing options to directors. Other fees and expenses reflect the changes to the business to accommodate the new development in the Philippines.

b)	Expenditures to non-arms length parties:
Management and consulting fees
See consolidated financial statements for details.

2.	FOR THE QUARTER ENDED DECEMBER 31, 2003

a)	Securities issued:

					Total	Type of
Date	Security	Type of Issue	Number	Price	Proceeds US$	Consideration	Commission
10/01/03	Common Shares	Exercise of Options	100,000	US$0.10	10,000.00	Cash	None
10/25/03	Common Shares	Exercise of Options	7,341	US$0.10	$734.00	Cash	None
10/25/03	Common Shares	Exercise of Options	10,000	US$0.11	$1,100.00	Cash	None
10/31/03	Common Shares	Exercise of Options	42,659	US$0.10	$4,266.00	Cash	None
11/12/03	Common Shares	Exercise of Options	140,000	US$0.11	$15,400.00	Cash	None
12/15/03	Common Shares	Conversion of Debt	3,073,572	US$0.10	$307,357.00	Conversion of Debt	None

3.	AS AT DECEMBER 31, 2003

a)	Authorized and issued share capital:

		Authorized	Issued
Class	Par Value	Number	Number	Amount
Common	N.P.V.	Unlimited	135,869,966	CAN$7,415,276
Preferred convertible redeemable voting	N.P.V.	Unlimited	None

b)	Summary of options, warrants, and convertible securities outstanding:

Security	Number	Exercise Price	Expiry Date
Incentive Stock Options
	34,060	$0.14	18-Jan-04
	67,560	$0.14	17-Jan-04
	34,970	$0.16	18-Jan-04
	300,000	$0.14	17-Jan-04
	200,000	$0.32	4-Feb-04
	50,000	$0.15	15-Mar-05
	48,200	$0.11	22-Apr-04
	5,000	$0.11.	19-Nov-04
	6,900,000	$0.08	26-Apr-08

	7,639,790

Security	Number	Exercise Price	Expiry Date
Warrants	150,000	$0.90US per warrant if exercised by Sept 3, 2004	2 Sept 2004
Warrants	849,000	$0.25 US per warrant if exercised by Sept 3, 2004	2 Sept 2004
Warrant	1,540,000	$0.25 US per warrant if exercised by Sept 3, 2004	2 Sept 2004

Warrants	5,700,000	$0.08 US per warrant if exercised by April 26, 2008	26 April, 2008

TOTAL	8,239,000

c)	Shares in escrow or subject to pooling:
NIL

d)	List of Directors:

Larry Youell	David Thompson	David Russell Robinson
David Wilson	Barry Stansfield

e)	List of Officers

David Robinson	President and CEO
David Thompson	Chief Financial Officer and Corporate Secretary

Management Discussion and Analysis of Financial Condition and Results of Operations
(all funds in Cdn. $ unless otherwise stated)

During the year ended December 31, 2003, Forum Energy Corporation (“Forum” or the “Company”) continued to focus its efforts on creating shareholder value through the acquisition of, or participation in the development of proven petroleum reserves internationally. Our primary focus at this time is on opportunities in the Philippines.

In July, 2003 the Company finalized its acquisition of two-thirds of Forum Exploration, Inc, an oil and gas exploration company based in the Philippines. The consideration was 100,000,000 common shares of the Company, plus a commitment to fund the overhead of Forum Exploration Inc. and to fund the minimum work commitment on the two properties it has 100% working interests in. During the course of the year, the Company drilled three wells which show possible gas reserves and the wells are currently being tested. To date, the Company has met its obligations under the License areas and is in the process of raising additional working capital to further develop its interests as well as to pursue other opportunities in the energy sector both in the Philippines and South East Asia.

Results of Operations

For the consolidated results the loss for the year ended December 31, 2003 was ($1,006,130) or ($0.01) per share versus ($1,058,276) for 2002 or ($0.10) per share. The results for the year ended December 31, 2003 incorporate the activities of the Philippine subsidiary Company – Forum Exploration, Inc.

Liquidity and Capital Resources

The working capital deficit at December 31, 2003 was $283,314 (2002 – deficit $598,102) and Shareholders’ surplus was $1,962,632 (2002- deficit $576,489). During the year, Forum sold shares under a Private Offering and received proceeds of $2,635,687 (net). In December a debt including accrued interest totaling $398,511 was converted into common shares at US0.10 per share. The Company will need to raise additional capital through debt, equity or other offerings to fund its ongoing operations and development.

Looking Forward

Of the two upstream interests of Forum Exploration, Inc, the first contract is a Geophysical Survey and Exploration Service Contract covering the Manila Bay and Luzon area, and the second contract is a Service Contract covering the northern half of Cebu Island in the Philippines. Forum Exploration, Inc is actively working with the Philippine government to finalize the exploration and development program for Manila Bay and expects to commence seismic work in 2004 as well as complete the existing wells and develop its interest in other energy sectors as the recently announced coal mining operations.

This discussion contains “forward looking statements” as per Section 21E of the US Securities and Exchange Act of 1934, as amended. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated. The Company is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing and depressed oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.

Signed “David Russell Robinson”

David Russell Robinson
President and Chief Executive Officer